                                                                    Exhibit 99.2
NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(985) 872-2100                                                    (985) 872-2100
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
WEDNESDAY, OCTOBER 24, 2001

                         GULF ISLAND FABRICATION, INC.
                         REPORTS THIRD QUARTER EARNINGS

     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $2.2 million ($.18 diluted EPS) on revenue of $30.5 million for its third quarter ended September 30, 2001, compared to net income of $1.0 million ($.09 diluted EPS) on revenue of $27.5 million for the third quarter ended September 30, 2000. Net income for the first nine months of 2001 was $6.0 million ($.51 diluted EPS) on revenue of $92.3 million, compared to net income of $3.2 million ($.27 diluted EPS) on revenue of $87.7 million for the first nine months of 2000.

     Currently, the company has a revenue backlog of $53.2 million and a labor backlog of approximately 900 thousand man-hours remaining to work.

                      SELECTED BALANCE SHEET INFORMATION
                                (in thousands)

                                                September 30,   December 31,
                                                    2001            2000
                                                -------------   ------------
Cash and short-term investments                    $ 28,293       $ 26,103
Total current assets                                 60,127         47,546
Property, plant and equipment, at cost, net          40,482         42,662
Total assets                                        106,188         96,062
Total current liabilities                            14,012         10,371
Debt                                                      0              0
Shareholders' equity                                 87,655         81,266
Total liabilities and shareholders' equity          106,188         96,062

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.
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                                                                    Exhibit 99.2

                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)


                                         Three Months Ended   Nine Months Ended
                                            September 30,        September 30,
                                         ------------------   -----------------
                                           2001     2000       2001       2000
                                          ------   ------     ------     ------

Revenue                                  $30,496   $27,544   $92,321   $87,665
Cost of revenue                           25,826    25,159    79,731    80,282
                                         -------   -------   -------   -------
Gross profit                               4,670     2,385    12,590     7,383
General and administrative expenses        1,051     1,035     3,394     3,195
                                         -------   -------   -------   -------
Operating income                           3,619     1,350     9,196     4,188
Other income (expense):
  Interest expense                            (9)      (18)      (27)      (25)
  Interest income                            295       373       874       985
  Other - net                               (628)      (68)     (737)     (169)
                                         -------   -------   -------   -------
                                            (342)      287       110       791
                                         -------   -------   -------   -------
Income before income taxes                 3,277     1,637     9,306     4,979
Income taxes                               1,120       617     3,291     1,824
                                         -------   -------   -------   -------
Net income                               $ 2,157   $ 1,020   $ 6,015   $ 3,155
                                         =======   =======   =======   =======
Per share data:
  Basic earnings per share                 $0.18     $0.09     $0.51     $0.27
                                         =======   =======   =======   =======
  Diluted earnings per share (1)           $0.18     $0.09     $0.51     $0.27
                                         =======   =======   =======   =======
Weighted-average shares                   11,706    11,680    11,702    11,661
                                         =======   =======   =======   =======
Adjusted weighted-average shares (1)      11,758    11,776    11,802    11,750
                                         =======   =======   =======   =======
Depreciation and amortization
 included in expense above               $ 1,222   $ 1,165   $ 3,627   $ 3,564
                                         =======   =======   =======   =======
------------
(1) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.